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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4)OF THE SECURITIES EXCHANGE ACT OF 1934

ECC INTERNATIONAL CORP.
(Name of Subject Company)

ECC INTERNATIONAL CORP.
(Name of Person Filing Statement)

COMMON STOCK, $.10 PAR VALUE PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

ROBERT L. COLLINS
CHIEF EXECUTIVE OFFICER
ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3803
(407) 859-7410
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with a copy to:
STEVEN WOLOSKY
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY, LLP
505 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 753-7200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission ("SEC") on August 27, 2003, by ECC International Corp. ("ECC"), a Delaware corporation, as amended by Amendment No. 1 to the Schedule 14D-9 filed by ECC with the SEC on September 12, 2003 related to the tender offer by CDA Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Cubic Corporation ("Cubic"), for all of the outstanding shares of common stock, par value $0.10 per share, of ECC, at a purchase price of $5.25 per share. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the original Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION

        Item 8 is hereby amended and supplemented by adding the following information:

        On September 25, 2003, Cubic and ECC jointly issued a press release announcing that approximately 7.3 million shares had been validly tendered and not withdrawn prior to the expiration of the Offer at midnight, New York City time, on September 24, 2003, all of which were accepted for payment. The 7.3 million shares constitute approximately 87.6 percent of the total number of outstanding shares of ECC common stock plus shares of ECC common stock issuable upon the exercise of currently-outstanding "in the money" options to acquire shares of ECC common stock. Cubic and ECC also announced a subsequent offering period (the "Subsequent Offering Period"), which began at 9 a.m., New York City time, on September 25, 2003, and will expire at 5 p.m., New York City time, on October 10, 2003. During the Subsequent Offering Period, the Purchaser will accept for payment all shares of ECC common stock that are validly tendered at a price of $5.25 per share, which is the same price offered for shares of ECC common stock tendered prior to the expiration of the Offer, and promptly pay for such shares after such shares of ECC common stock are tendered. Shares of ECC common stock tendered during the Subsequent Offering Period may not be withdrawn. A copy of Cubic's and ECC's joint press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

ITEM 9. EXHIBITS

        Item 9 is hereby amended and supplemented by adding the following thereto:

        (a)(1)(J) Joint Press Release issued by Cubic Corporation and ECC International Corp. on September 25, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECC INTERNATIONAL CORP.

By:	/s/ ROBERT L. COLLINS Robert L. Collins Chief Executive Officer Dated: September 25, 2003

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  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
SIGNATURE